UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2021

Commission file number: 001-37891

AC IMMUNE SA

(Exact Name of Registrant as Specified in Its Charter)

EPFL Innovation Park Building B 1015 Lausanne, Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

This Report on Form 6-K (excluding Exhibit 99.3 herewith) is incorporated by reference into the Registrant's registration statement on Form F-3 (File Nos. 333-227016, 333-249655 and 333-255576) and Form S-8 (File No. 333-233019).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AC IMMUNE SA

By:	/s/ Andrea Pfeifer
	Name:	Andrea Pfeifer
	Title:	Chief Executive Officer

By:	/s/ Joerg Hornstein
	Name:	Joerg Hornstein
	Title:	Chief Financial Officer

Date: August 4, 2021

EXHIBIT INDEX

Exhibit Number	Description
10.1	Asset Purchase and Contribution in Kind Agreement*
10.2	Convertible Note Agreement with Santo Venture GmbH*
10.3	Convertible Note Agreement with FCPB Affi GmbH*
99.1	Interim Condensed Consolidated Financial Statements (Unaudited) (IFRS) as of and for the three and six months ended June 30, 2021
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations
99.3	Press Release dated August 4, 2021

* Portions of this exhibit are redacted pursuant to Item 601(b)(2)(ii) or Item 601(b)(10)(iv) of Regulation S-K as the Company has determined that the omitted information (i) is not material and (ii) would likely cause competitive harm to the Company if publicly disclosed.

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